Exhibit (12)

Calculation of Ratio of Earnings to Fixed Charges

(in thousands, except ratios)

The following table sets forth our historical ratio of earnings to fixed charges for the periods indicated:

	Nine Months Ended	Year Ended December 31,
	September 30, 2009	2008	2007	2006	2005	2004
Earnings (losses):
Income (loss) before provision for (benefit of) income taxes, cumulative effect of accounting changes	$(40,257)	$(66,415)	$23,047	$(5,900)	$(12,486)	$(34,448)
Add:
Interest expense	795	893	1,517	3,245	2,713	537
Operating lease interest (b)	5,157	8,489	8,764	8,751	7,870	7,666

Total earnings (losses) available for fixed charges	$(34,305)	$(57,033)	$33,328	$6,096	$(1,903)	$(26,245)

Fixed charges:
Interest expense	795	893	1,517	3,245	2,713	537
Operating lease interest (b)	5,157	8,489	8,764	8,751	7,870	7,666

Total fixed charges	$5,952	$9,382	$10,281	$11,996	$10,583	$8,203

Ratio of earnings to fixed charges	(a)	(a)	3.2	(a)	(a)	(a)

(a)	The earnings for the nine months ended September 30, 2009 and the years ended December 31, 2008, 2006, 2005, and 2004 were inadequate to cover total fixed charges. The coverage deficiencies in earnings available for fixed charges for a one-to-one ratio for the nine months ended September 30, 2009 and the years ended December 31, 2008, 2006, 2005, and 2004 were: $40,257, $66,415, $5,900, $12,486, and $34,448 respectively.
(b)	The interest portions of operating leases consists of one-third of net rental charges, which we deem to be representative of the interest factor inherent in rents.